UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month October 2012

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .             .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated October 29, 2012.	2

GRIFOLS, S.A.

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Board of Directors has resolved to call the shareholders of Grifols, S.A. (the “Company”) to the Extraordinary General Shareholders’ Meeting that will be held on first call at Avenida Generalitat, 152-158, Polígono Can Sant Joan, Sant Cugat del Vallés (Barcelona), at 12:00 a.m. CET, on 3 December 2012, and at the same place and time, on 4 December 2012, on second call, with the following:

Agenda

First.               Increase in the Company’s share capital in the amount of Euro 1,632,821.20, by issuing 16,328,212 new Class B shares without voting rights, with a nominal value of Euro 0.10 each, without share premium, against voluntary reserves, in the proportion of 1 new Class B share for each 20 former Class A or Class B shares, with provision of incomplete allocation. Amendment of Article 6 of the Company’s Articles of Association (Share Capital). Approval of the balance sheet on which the increase is based. Delegation of authorities to the Board of Directors. Application before the relevant domestic and foreign authorities for the listing of the new shares on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) and on the NASDAQ.

Second.           Share split of the Company’s Class A and Class B shares, in the proportion of 2 new shares (whether of Class A or of Class B) for each 1 of the former shares (whether of Class A or of Class B), as may be applicable, by means of a decrease in their nominal value and the subsequent increase in the number of the Company’s Class A and Class B shares, which will be multiplied by two, without any change to the total nominal value of the share capital. Amendment of Article 6 of the Company’s Articles of Association (Share Capital). Delegation of authorities to the Board of Directors for a term of 1 year. Application before the relevant domestic and foreign authorities for the listing of the new shares on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) and on the NASDAQ.

Third.              Delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to increase the Company’s share capital pursuant to the provisions of article 297.1.b) of the Companies Act (Ley de Sociedades de Capital), within the legal term of five years as of the date of this General Shareholders’ Meeting up to a maximum amount equivalent to 50% of the Company’s share capital as of the date of this authorisation, being enabled to carry out the increase at once or in several times. Delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to exclude the pre-emptive subscription rights in the relevant capital increases, pursuant to the provisions of article 506 of the

Companies Act. To revoke the resolution of delegation to the Board of directors of the authority to increase the Company’s share capital passed on 2 December 2011.

Fourth.            Delegation to the Board of Directors, with full power of substitution in any of its members, of the authority to apply for the listing of the Company’s ordinary Class A shares on the NASDAQ.

Fifth.                Granting of authorities to formalise and execute the resolutions passed by the General Meeting.

It is stated that, pursuant to the provisions of the Company’s Articles of Association, only the shareholders who hold Class A shares will have the right to vote regarding the items included on the agenda.

Information right

As from the date hereof, any shareholder will have the right to examine at the registered office of the Company (calle Jesús y María, 6, 08022 Barcelona), to look-up on the corporate web page (www.grifols.com), and obtain or request the immediate delivery of the following documents free of charge:

(i)            Proposed resolutions corresponding to the items included on the agenda of the General Shareholders’ Meeting;

(ii)           Complete text of the proposed amendment to the Company’s Articles of Association and the relevant directors’ report regarding (a) the proposal of share capital increase referred to in the first item of the agenda; (b) the share split proposal referred to in the second item of the agenda, and (c) the proposal of share capital increase referred to in the third item of the agenda;

(iii)          The report prepared by the Company’s auditor of the accounts regarding the balance sheet on which the share capital increase mentioned in the first item of the agenda is based.

Additionally, pursuant to the provisions of articles 197 and 520 of the Companies Act (Ley de Sociedades de Capital), article 39 of the Regulation of the Board of Directors and Article 9 of the Regulation of the General Shareholders’ Meeting, as from the date of publishing of the notice of call, the shareholders may request the Board of Directors in writing up to the seventh day prior to the date scheduled for the holding of the General Meeting, or verbally while the meeting is held, the information and clarifications that they may deem necessary, or to raise any question they may deem pertinent regarding the items included on the agenda. Furthermore, with the same advance notice and form, the shareholders may request any information or clarification or raise any questions concerning the information accessible to the general public that has been provided by the Company to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since the last General Meeting was held (24 May 2012).

Right to attend

All shareholders will have the right to attend the General Shareholders’ Meeting of the Company, as long as their shares are registered under their name in the corresponding accounting registry at least five days prior to the day on which the General Shareholders’ Meeting is to be held.

In order to exercise their right to attend, the shareholder must have the relevant attendance card issued for such purposes by the entities responsible for the accounting registry.

Those shareholders who have the right to attend may enable their representation by another person through a proxy, even if such person is not a shareholder. The representation shall be conferred on a special basis for this specific General Shareholders’ Meeting, in writing or via distance communication means as set forth below.

Vote and distance delegation

The shareholders may cast their vote regarding the proposals included on the agenda through the following distance communication systems:

(a)        by means of postal correspondence, or by sending the attendance, delegation and distance voting card, duly signed and with an indication of the direction of their vote, to the following address: Grifols, S.A. (ref.: General Shareholders’ Meeting), calle Jesús y María, 6, 08022, Barcelona, Spain; and

(b)        by means of electronic communication, through the Company’s corporate web page (www.grifols.com), as long as the security of the electronic communications is guaranteed, and the electronic document through which the vote is casted includes a recognised electronic signature, pursuant to the provisions of the Electronic Signature Act (Ley de Firma Electrónica), or is considered valid by the Board of Directors because it fulfils the adequate guarantees on authenticity and identity of the voting shareholder.

Likewise, the shareholders may confer their representation, specifically for this General Shareholders’ Meeting, by the following distance communication systems:

(a)        by means of postal correspondence, or by sending the attendance, delegation and distance voting card, duly signed and with an indication of the direction of their vote, to the following address: Grifols, S.A. (ref.: General Shareholders’ Meeting), calle Jesús y María, 6, 08022, Barcelona, Spain; and

(b)        by means of electronic communication, through the Company’s corporate web page (www.grifols.com), as long as the security of the electronic communications is guaranteed, and the electronic document through which the vote is casted includes a recognised electronic signature, pursuant to the provisions of the Electronic Signature Act (Ley de Firma Electrónica), or is considered valid by the Board of Directors because it fulfils the adequate guarantees on authenticity and identity of the voting shareholder.

The shareholder who confers his representation by distance communication systems must notify the appointed proxy of the representation conferred. When the representation is conferred to a Company’s Director and/or the Secretary and/or the Vice Secretary, such notification will be considered implemented upon its receipt by the Company.

Distance delegations must be accepted by the proxy, not being able to join otherwise. For this purpose, all distance delegations in favour of individuals other than the Company’s Directors and/or Secretary and/or Vice Secretary, must be printed out, signed and submitted by the proxies, together with an identifying document, to the personnel in charge of the shareholders registry on the date and place where the meeting is being held, within the hour immediately prior to its scheduled start.

Moreover, the delegation card duly completed and signed may also be submitted by the proxy physically attending the Meeting, together with an identifying document, to the personnel in charge of the shareholders registry on the date and place where the meeting is being held, within the hour immediately prior to its scheduled start

In order to be valid, both the vote and the distance delegation must be received by the Company at least five (5) days prior to the date set for the General Shareholders’ Meeting to be held.

The Company reserves the right to amend, suspend, cancel or restrict the electronic voting and delegation mechanisms for technical or security reasons. The Company further reserves the right to request such additional identification from the shareholders as deemed convenient in order to guarantee the identity of those assisting, the authenticity of the vote or the delegation and, in general, the legal certainty of the holding of the General Shareholders’ Meeting.

The Company will not be responsible for any damages caused to the shareholder due to the lack of availability and effective operation of its web page and of the services or contents provided through such page as a result of any failure, overload, fallen lines, connection failure or any other equal or similar incident whatsoever, beyond the Company’s control, which prevents the use of the electronic voting and delegation mechanisms.

Computer application for the casting of the vote and the delegation through electronic means will be operative as of 19 November 2012 at 00:00:01 hrs. CET and up to 27 November 2012, at 23:59:59 p.m. CET.

Participation of a Notary at the Meeting

The Board of Directors has resolved to request, pursuant to the provisions of article 203 of the Companies Act (Ley de Sociedades de Capital), the presence of a Notary to draw up the minutes of the General Shareholders’ Meeting.

Personal data

Personal data sent by the shareholders to the Company for the exercise of their information, attendance and representation rights at the General Meeting or the personal data provided for such purpose by the entities which are the depositaries of the shares held by such shareholders, shall be processed by the Company to manage the development, compliance with and control of the existing shareholder relationship as well as the organization and arrangements of the General Shareholders’ Meeting. Moreover, the data collected will be incorporated into files for which the Company is responsible, the purpose of which is the management of all matters related to the development of the General Shareholder’s Meeting. The shareholders have a period of thirty (30) days as from the date on which the Meeting is held to oppose to such data processing, by sending a request to the registered office of the Company (calle Jesús y María, 6, 08022, Barcelona, Spain) for such purpose. Upon expiration of such period, the shareholders’ consent will be deemed to be granted. Shareholders may exercise their rights of access, correction, opposition and cancellation by sending a letter accompanied by an identity card or equivalent identity document addressed to the registered office of the Company, to the attention of the Secretary of the Board of Directors.

Expected date of the General Shareholders’ Meeting

THE SHAREHOLDERS ARE INFORMED THAT THE GENERAL SHAREHOLDERS’ MEETING WILL FORESEEABLY BE HELD ON SECOND CALL, NAMELY, ON 4 DECEMBER 2012, AT 12:00 HOURS CET, AT THE PLACE FIRST WRITTEN ABOVE.

Attendance cards

The shareholders are reminded that in order to exercise their right of attendance to the General Shareholders’ Meeting they must have the relevant attendance card issued for such purposes by the entities responsible for the accounting registry. These attendance cards will have to reflect, as applicable, the number of shares of each class (Class A or Class B shares) held by the shareholders. The entities in charge of the accounting registries may also issue to the shareholder two separate cards, that is to say, one for Class A shares and another for Class B shares held by such shareholder, as the case may be.

Transport

On 4 December 2012, the shareholders will have at their disposal a transportation service, free of charge, between the station of Sant Joan (Vallès line of the Catalan Railway Network - FGC) and the Company’s offices where the General Shareholders’ Meeting is to be held, running from 11:15 a.m. to 11:45 a.m. CET from the station, and from 1:15 p.m. CET from the Company’s offices.

Barcelona, 26 October 2012
The Secretary to the Board of Directors
Raimon Grifols Roura

THIS DOCUMENT CONSTITUTES A TRANSLATION INTO ENGLISH OF THE OFFICIAL SPANISH VERSION OF THE NOTICE OF CALL OF THE GENERAL SHAREHOLDERS’ MEETING OF THE COMPANY. IN CASE OF DISCREPANCIES, THE OFFICIAL SPANISH VERSION SHALL PREVAIL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: October 29, 2012